Securlinx Corporation



ANNUAL REPORT

39555 Orchard Hill Place Suite 600

Novi, FL 33905

1(304) 685-6935

www.securlinx.com

This Annual Report is dated April 13, 2023.

BUSINESS

Description of Business
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Securlinx Corporation ("Securlinx" or the "Company") is a C-Corporation organized under the laws of the state of Delaware and headquartered in the state of Michigan. Securlinx has engaged in the development of identity management biometric middleware. We have a portfolio of software applications protected by 10 trademarks, 9 copyrights, and other trade secrets. The products are platform-based, enterprise-wide identity authentication solutions to protect private data and information while allowing access to authorized users anywhere at any time.

The North American healthcare market faces serious security issues. Data breaches have resulted in massive settlements and damaged reputations. Anthem Blue Cross Blue Shield still holds the record with a settlement of $115 million. Ransomware attacks cost healthcare organizations $20.8 billion in downtime in 2020, according to a Comparitech report cited by CynergisTek. We believe it is clear that the need for better security is great.

We believe security begins with identity. Who is knocking at the door?

In today's business climate where employees, customers, and suppliers are connecting to systems remotely, proper identity authentication has never been more critical. Seculinx offers cost-effective solutions to a rapidly growing market with a potentially high rate of return to both our customers and our company. Lower in cost, more secure, and easier to use than most RFID cards, digital fobs, and centrally controlled door strikes... We aim to make technology simple

Summary of the Company's Merger

In 2003, Barry Hodge ("Hodge") was made aware by an investor that he had acquired the rights to certain intellectual property developed by GTE Services Company. Hodge, formerly Vice President of Marketing at Graphco, had left the company to become President of Acsys Biometrics in Burlington, ON, Canada. GTE Services had merged with Bell Atlantic to form Verizon. The IP was deemed non-core to the merger and GTE was required to divest its interest.

Graphco acquired the IP for $4.5 million, a fraction of its development cost. Graphco Technologies offered the assets as security against a loan. Graphco defaulted on the loan and the investor took ownership of the IP. Subsequently, the IP was offered to Hodge who was interested in entering the identity management middleware marketplace with new technology and vision. The acquired technology had been successfully deployed as a proof of concept at Raymond James Stadium in Tampa and at the E Center hockey arena in Salt Lake City. Controversy surrounded the use of facial recognition but the value of middleware in the deployment of identity management solutions was validated.

IBIS was formed on October 31, 2003, as a placeholder for the IP in exchange for an equity position in what would become Securlinx. IBIS was merged into Securlinx on February 27, 2004, as soon as a corporate structure could be established in Delaware. This process took four and half months and Securlinx officially opened its doors on April 1, 2004. IBIS conducted no customer or market activity until the merger was consummated.

Intellectual Property

Each Trademark in the Company's portfolio represents software developed under copyright and solely owned by Securlinx. Each trademark is filed with the United States Patent and Trademark Office, USPTO.

Previous Offerings

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $20,000.00

Number of Securities Sold: 80,000

Use of proceeds: Operating Capital

Date: May 01, 2019

Offering exemption relied upon: Reg D

Type of security sold: Convertible Note

Final amount sold: $100,000.00

Use of proceeds: Operating Capital

Date: August 23, 2021

Offering exemption relied upon: Reg D

Type of security sold: Equity

Final amount sold: $183,722.28

Number of Securities Sold: 1,932,360

Use of proceeds: Operating Capital

Date: October 19, 2022

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2022 Compared to 2021

Operating Results – 2022 Compared to 2021

Year ended December 31, 2022 compared to year ended December 31, 2021

Revenue

Revenue for fiscal year 2022 was $441,150, compared to fiscal year 2020 revenue of $492,672. The slight decline reflects our continued transition from capital sales to a recurring revenue focus. We believe that our customers are responding to this sales approach allowing us to capitalize on the rapid growth of the identity and access management market. We receive the remaining $200,000 from the sale of our equity stake in a partner company.

Cost of sales

Cost of sales in 2022 was $64,077, an increase of approximately $40,000, from costs of $23,380 in fiscal year 2021. The increase was largely due to higher travel expenses as post-COVID travel and conference attendance returned to normal levels.

Gross margins

2022 gross profit increased to $346,569 compared to a $174,347 in 2021. Gross profit as a percentage of revenues increased from 35.3% in 2021 to 78.5% in 2022. This improved performance was caused by our shift to higher margin software sales.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services, intellectual property protection, and research and development expenses. Expenses in 2022 increased to 412,537. Again reflecting the return to more normal business operations.

Historical results and cash flows:

We expect the results from 2022 to be indicative of future financial conditions. The primary areas of investment have been in product development and we expect these expenses to increase. The other major area of expense has been legal as we take necessary steps to provide a solid foundation for our company and protect our intellectual property. These expenditures have been funded by equity raises from the founder, angel investors and friends and family investors. We raised over $150,000 net from our crowdfunding effort.

The Company is currently in the middle of a significant change in the way we engage our customers. In 2022, we continued transitioning our product offerings from capital purchases using client-server architecture to a recurring revenue model based on introducing our cloud-based platform. Our CapEx sales have declined as our recurring revenue sales are increasing. We exited 2022 with an MRR of $6000 and orders for over $25,000 MRR to be delivered in 2023. This shift is expected to continue in 2023 and beyond with our primary focus on our healthcare business. As we enter this growth stage, we are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future. Past cash was primarily generated through capital sales and revenues from alternative services. Cost of goods will be significantly lower so margins should increase.

Liquidity and Capital Resources

At December 31, 2022, the Company had cash of $20,220.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Debt

Creditor: United Bank Commercial Promissory Note

Amount Owed: $300,000.00

Interest Rate: 5.0%

Maturity is on-demand of the lender

Creditor: Promissory Notes - A certain Lender

Amount Owed: $200,000.00

Interest Rate: 10.0%

Maturity Date: August 23, 2022

Creditor: INNOVA / WVHTCF (West Virginia High Technology Consortium Foundation) Note

Amount Owed: $150,000.00

Interest Rate: 10.0%

Maturity date not set

Creditor: Promissory Notes - A certain Lender

Amount Owed: $65,000.00

Interest Rate: 5.0%

Creditor: SBA Loan

Amount Owed: $27,500.00

Interest Rate: 3.75%

Maturity Date: May 20, 2050

The convertible notes are convertible into Common Shares at a conversion price. The conversion price will be the lesser of: (a) $1.00, or (b) 80% of the average of the three lowest VWAP (Volume Weighted Average Price) prices during the 7 trading days prior to the election to convert. Anything to the contrary contained herein notwithstanding, the conversion price shall be 80 % of the price as herein above determined or $1.00 per share whichever be less and in no event shall the conversion price be less than $.50 per share. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Creditor: 2020 Convertible Note - a certain lender

Amount Owed: $300,000.00

Interest Rate: 12.0%

Maturity Date: October 13, 2019

The convertible notes are convertible into Common Shares at a conversion price. The conversion price will be the lesser of: (a) $1.00, or (b) 80% of the average of the three lowest VWAP (Volume Weighted Average Price) prices during the 7 trading days prior to the election to convert. Anything to the contrary contained herein notwithstanding, the conversion price shall be 80 % of the price as herein above determined or $1.00 per share whichever be less and in no event shall the conversion price be less than $.50 per share. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Directors and Officers

Name: Barry Hodge

Barry Hodge's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO

Dates of Service: April 2004 - Present

Responsibilities: Chief Executive Officer: Salary 2020 = None; 2021 = None; 2022 = $30,000.00

Equity Ownership: 45.93% (Fully Diluted) Barry holds Proxy for 73.68% of the voting shares on a fully diluted basis.

Position: Sole Director

Dates of Service: April 2004 - Present

Responsibilities: Oversee Board and Operations of the Company

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2022, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Principal Securities Holders
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Title of class: Common Stock

Stockholder Name: Barry Hodge

Amount and nature of Beneficial ownership: 6,399,800

Percent of class: 25.71

Title of class: Series A Preferred Stock

Stockholder Name: Barry Hodge

Amount and nature of Beneficial ownership: 4,420,725

Percent of class: 57.5

RELATED PARTY TRANSACTIONS

NONE

OUR SECURITIES

Our Company Securities

The company has authorized Common Stock, 2020 Convertible Note, 2020 Convertible Note, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 4,279,999 of Common Stock.

Common Stock

The amount of security authorized is 75,000,000 with a total of 24,891,173 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

2020 Convertible Note

The security will convert into Common stock and the terms of the 2020 Convertible Note are outlined below:

Amount outstanding: $300,000.00

Maturity Date: October 13, 2019

Interest Rate: 12.0%

Discount Rate: %

Valuation Cap: None

Conversion Trigger: The convertible notes are convertible into Common Shares at a conversion price. The conversion price will be the lesser of: (a) $1.00, or (b) 80% of the average of the three lowest VWAP (Volume Weighted Average Price) prices during the 7 trading days prior to the election to convert. Anything to the contrary contained herein notwithstanding, the conversion price shall be 80 % of the price as herein above determined or $1.00 per share whichever be less and in no event shall the conversion price be less than $.50 per share. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

Material Rights

There are no material rights associated with 2020 Convertible Note.

Series A Preferred Stock

The amount of security authorized is 10,000,000 with a total of 7,687,107 outstanding.

Voting Rights

2 votes per share

Material Rights

3. Optional Conversion.

The holders of the Series A Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

3.1 Right to Convert.

3.1.1 Conversion Ratio. Every one (1) share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into two (2) fully paid and nonassessable shares of Common Stock.

2.1 Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the amount that would be paid under Subsection 2.2 had the holders of the Series A Preferred Stock converted all of their shares of Series A Preferred Stock into Common Stock immediately prior to the liquidation, dissolution or winding up (the "Series A Liquidation Preference").

3,337,107 of the outstanding Series A Preferred Stock were issued prior to the company's Common Stock split. As a result, 3,337,107 Series A Preferred Stock convert to Common Stock at a 1:6 ratio (Preferred:Common), rather than the 1:2 ratio described above.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Risk Factors Uncertain Risk An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company. Our business projections are only projections There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business. Any valuation at this stage is difficult to assess The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. The transferability of the Securities you are buying is limited Any equity purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce. Your investment could be illiquid for a long time You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired. However, that may never happen or it may happen at a price that results in you losing money on this investment. If the Company cannot raise sufficient funds it will not succeed The Company, is offeringequity in the amount of up to $1,000,070 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds." We may not have enough capital as needed and may be required to raise more capital. We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment. Terms of subsequent financings may adversely impact your investment We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share. Management Discretion as to Use of Proceeds Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so. Projections: Forward Looking Information Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed. The amount raised in this offering may include investments from company insiders or immediate family members Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page. We are reliant on one main type of service All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online identity management and authentication services. We may never have an operational product or service It is possible that there may never be an operational online identity verification platform or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors. Some of our products are still in prototype phase and might never be operational products It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders. Developing new products and technologies entails significant risks and uncertainties We are currently in the research and development stage and have only manufactured a prototype for our Securport platform. Delays or cost overruns in the development of our identity management service and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations. Minority Holder; Securities with Voting Rights The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out. You are trusting that management will make the best decision for the company You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment. Insufficient Funds The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms. This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right. Our new product could fail to achieve the sales projections we expected Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment. We face significant market competition We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify. We are an early stage company and have not yet generated any profits Securlinx was formed on April 6, 2004. Much of that time has been invoved with R&D and product development. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Securlinx has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares. We are an early stage company and have limited revenue and operating history The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that Identity Management Software is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable. We have existing patents that we might not be able to protect properly One of the Company's most valuable assets is its intellectual property. The Company's owns many trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company. Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company. The cost of enforcing our trademarks and copyrights could prevent us from enforcing them Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected. The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected. We rely on third parties to provide services essential to the success of our business We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance. The Company is vulnerable to hackers and cyber-attacks As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on our partner's service or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on StartEnginecould harm our reputation and materially negatively impact our financial condition and business. Technology Risk The Company's market is subject to rapid change and advancements in new technology. The market in which the Company competes is characterized by rapid technological change. Existing products become obsolete and unmarketable when products using new technologies are introduced and new industry standards emerge. The Company is subject to personnel risks. Continued success of the Company is dependent upon its ability, in a competitive environment, to attract and retain qualified personnel. For example, the Company is dependent upon the services of its researchers and managers. The Company's operations could be adversely affected if, for any reason, any key personnel cease to be active with such respective Company's management. To meet our growth projections will require the recruitment, retention, and integration of additional highly qualified individuals. Even if such personnel can be hired, the projected growth in staff could present further management risks. The market for qualified personnel is highly competitive and there can be no assurances that these critical positions can be filled on a timely basis. New market entrants pose a threat to our business. Existing or future competitors may develop or offer services that are comparable or superior to ours. Such a scenario would have a material adverse effect on our business, results of operations, and financial condition. Our business may require us to develop certain strategic alliances for commercialization of certain research and development. We expect that we may need to forge strategic alliances with other companies. We may never be able to develop these alliances, or if we do, we may not be able to continue them on favorable commercial or licensing terms. Our inability to develop new strategic alliances could have a material adverse affect on our business, results of operations and financial condition.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on April 13, 2023.

Securlinx Corporation

By /s/ //Barry L Hodge//

Name: Securlinx Corporation

Title: CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer

Exhibit A

FINANCIAL STATEMENTS

SECURLINX CORPORATION ANNUAL REPORT
and
FINANCIAL STATEMENT
(UNAUDITED)

AS OF
December 31, 2022

SECURLINX CORPORATION
Index to Annual Report

(unaudited)

SECURLINX CORPORATION
BALANCE SHEET
AS OF December 31, 2022
(unaudited)

ASSETS

Current Assets:

Cash in Business Bank Accounts	$9,220
Accounts Receivable (Money Owed to you from Third Parties)	$50,808
Market value of Business Inventory	$288,000
Total Current Assets	$348,028

Fixed Assets:

Business Equipment	$18,300
Vehicles	$0
Real Estate owned by the business	$0
Total Fixed Assets	$18,300

Other Assets:

Trademarks	$90,000
Patents	$28,000
Intellectual Property (Biometric identity Management Software)	$1,605,616
Total Other Assets	$1,723,616
Total Assets	$2,089,944

LIABILITIES

Short-Term Liabilities:

Business Credit Card Balances Owed	$0
Business Lines of Credit Balances Owed	$38,953
Accounts Payables	$30,564
(Custom Short Term Liability)	$0
Total Current Liabilities	$69,517

Long-Term Liabilities:

Long-Term Business Loans (Working Capital)	$127,500
Long-Term Equipment Loans	$241,656
Total Long-Term Liabilities	$369,156

Other Liabilities

Convertible Notes	$1,326,465
(Custom Liability)	
Total Other Liabilities	$1,326,465
Total Liabilities	$1,765,138
Total Equity	$324,806

SECURLINX CORPORATION
INCOME STATEMENT
AS OF December 31, 2022
(unaudited)

Income

Interest Income	$	6
Rental Income (Equip)	$	67,746
Other Income	$	373,398
Total Income	$	441,150
Cost of Goods Sold	$	94,581
Gross Profit	$	346,569
Gross Profit %		78.56%

Expenses

Research & Dev	$	125,616
Sales and Marketing Expense	$	64,077
General & Admin	$	27,920
Payroll Expense	$	146,983
Professional Services	$	33,450
Interest Expense	$	14,491
Total Expenses	$	412,537
Net Income	$	-65,968
Net Income %		-14.95%

SECURLINX CORPORATION
STOCKHOLDERS' EQUITY
AS OF December 31, 2022
(unaudited)

Common Stock, par value $0.001; 75,000,000 authorized; 24,891,173 issued and outstanding.

Preferred Stock, par value $0,001; 10,000,000 authorized; 7,687,107 issued and outstanding.

Total stockholders' equity $324,806

Total liabilities and stockholders' equity $2,089,944

SECURLINX CORPORATION
NOTES TO FINANCIAL STATEMENT
AS OF December 31, 2022
(unaudited)

NOTE 1 – NATURE OF OPERATIONS

SECURLINX CORPORATION was formed on April 1, 2004 ("Inception") in the State of DELAWARE. The balance sheet of SECURLINX CORPORATION (which may be referred to as the "Company," "Securlinx," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Ft. Myers, FL.

We design and deploy biometric identity solutions that improve security while reducing complexity, costs and risks. We take an enterprise-wide approach that centralizes the collection and management of all types of biometric, whether a fingerprint, palm vein, facial image or iris scan.

Our powerful solutions open the way for your organization to drive critical identity verification functions across all your operations and processes from a single platform, integrating your systems, devices and workflow. That translates into a simpler, faster, more reliable way to validate and communicate identity data with confidence.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates
The preparation of balance sheet in conformity with US GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Risks and Uncertainties

THE COMPANY'S BUSINESS INVOLVES ELEMENTS OF RISK. IN MANY INSTANCES, THESE RISKS ARISE FROM FACTORS OVER WHICH THE COMPANY HAS LITTLE OR NO CONTROL. SOME ADVERSE EVENTS MAY BE MORE LIKELY THAN OTHERS AND THE CONSEQUENCE OF SOME ADVERSE EVENTS MAY BE GREATER THAN OTHERS. NO ATTEMPT HAS BEEN MADE TO RANK RISKS IN THE ORDER OF THEIR LIKELIHOOD OR POTENTIAL HARM. EACH SUBSCRIBER IS URGED AND EXPECTED TO CONSULT WITH SUCH SUBSCRIBER'S OWN ADVISOR OR ADVISORS FOR ASSISTANCE IN EVALUATING THE MERITS AND RISKS OF AN INVESTMENT IN THE UNITS. IN ADDITION TO THOSE RISKS ENUMERATED ELSEWHERE IN THIS MEMORANDUM, SUBSCRIBERS SHOULD ALSO CAREFULLY CONSIDER THE FOLLOWING FACTORS:

The Company cannot reasonably project future gains or losses due to the nature of the operations of the Company.
The Company is principally an intellectual property holding company that anticipates all future revenues shall be due to the efforts of the Company to realize and protect certain intellectual properties, license such intellectual property, and acquire or be acquired by another business entity.

The Company's investment in the Affiliates could adversely affect the financial condition of the Company.
None of the Affiliates of the Company are profitable nor can the Company provide any assurance of the profitability of any of the Affiliates in the future. As a result, the investments by the Company in the Affiliates could be substantially negatively affected and, as a result, the financial condition could be adversely affected.

Our revenue model may change.
Our success depends on our ability to generate revenue from multiple sources. We may not be able to successfully generate revenue. If we do not generate such revenue, our business, financial condition and operating results will be materially adversely affected.

Efforts to patent critical technologies and maximize registration of intellectual property may not be successful.
New patent activity from other companies could affect and alter the ability to obtain and license proprietary properties. Additionally, the possibility exists that our efforts could infringe on the proprietary rights of other persons or parties. Competitive patent activity is always a risk, and U.S. patent applications are unpublished for one year. Although the Company intends to protect its rights with respect to intellectual property, the Company cannot provide any assurance that such activities will be successful or that the Company's efforts will not adversely affect the operations of the Company.

There is no minimum offering and additional financing may be required.
The Company may sell some or all of the Units offered hereby at different times over the term of this Memorandum. There is no minimum amount required for the Company to close on any subscriptions. If less than the maximum number of Units are sold in this Offering and the Company is unable to obtain alternative sources of financing, the operations of the Company would be constrained and would require an even greater amount of additional financing than would be required if the maximum number of Units were sold. In such event, the investors in this Offering will be subject to greater risk than would be the case if the maximum number of Units were sold. The Company anticipates that it may require additional financing immediately after the termination of this Offering to meet the demands of its expected growth.
The Company cannot ensure that an investor will qualify for favorable tax benefits as a result of an investment in the Company.

Each investor in the Company is urged to consult with his or her tax advisor regarding the applicability of any and all tax effects from investing in the Company.

The Company's market is subject to rapid change and advancements in new technology.
The market in which the Company competes is characterized by rapid technological change. Existing products become obsolete and unmarketable when products using new technologies are introduced and new industry standards emerge.

The Company is subject to personnel risks.
Continued success of the Company is dependent upon its ability, in a competitive environment, to attract and retain qualified personnel. For example, the Company is dependent upon the services of its researchers and managers. The Company's operations could be adversely affected if, for any reason, any key personnel cease to be active with such respective Company's management. To meet our growth projections will require the recruitment, retention, and integration of additional highly qualified individuals. Even if such personnel can be hired, the projected growth in staff could present further management risks. The market for qualified personnel is highly competitive and there can be no assurances that these critical positions can be filled on a timely basis.

Shares available for future issuance may dilute your investment.
In the aggregate, and assuming this Offering is fully subscribed, the Company will have sixty million (60,000,000) shares issued and outstanding, on a fully diluted basis. The Company may authorize the issuance of additional shares in the future. Except as otherwise set forth in this Memorandum, its attachments and exhibits, or as set forth in the Company's Operating Agreement, the availability of these shares and their potential future issuance may be dilutive and could adversely affect the value per Share of the Stock. The Company could also issue shares at a later date at less than the Offering price set forth in this Memorandum.

The offering price was arbitrarily determined.
The Offering price for the Units has been arbitrarily determined by the Company and may not necessarily bear any relationship to the assets, book value, potential earnings or net worth of the Company or any other recognized criteria of value and should not be considered to be an indication of the actual value of the Company or the Units offered herein.

Restricted Securities; Lack of Public Market.
The sale of the Units offered hereby has not been registered under the Securities Act or any state securities laws and, accordingly, the Units will constitute "restricted securities" as defined in Rule 144 promulgated under the Securities Act. The Units may not be offered, sold or otherwise transferred, encumbered or hypothecated unless registered under the Securities Act and any applicable state securities laws or unless

exempt from such registration. The holders of the Units will have no rights to require the Company to register the Units under the Securities Act. Potential investors, therefore, may find it difficult or impossible to liquidate their investment at a time when they desire to do so and, consequently, must be prepared to hold the Units for an indefinite period of time.

New market entrants pose a threat to our business.
Existing or future competitors may develop or offer services that are comparable or superior to ours. Such a scenario would have a material adverse effect on our business, results of operations, and financial condition.

Our business may require us to develop certain strategic alliances for commercialization of certain research and development.
We expect that we may need to forge strategic alliances with other companies. We may never be able to develop these alliances, or if we do, we may not be able to continue them on favorable commercial or licensing terms. Our inability to develop new strategic alliances could have a material adverse affect on our business, results of operations and financial condition.

The operations of the Company are speculative, may be unprofitable, and may result in the total loss of your investment.
The operations of the Company and their related operations are speculative and involve the possibility of a total loss of investment. The Company's operations and activities may be unprofitable due to any number of considerations. Investment is suitable only for individuals who are financially able to withstand a total loss of their investment.

Market conditions may make raising future capital difficult.
A significant downturn in the national or global economy may cause a general disinclination to invest in companies such SecurLinx Holding. Consequently, investors may be reluctant to invest in us in further rounds of financing. Further, commercial banks and other sources of debt financing are often reluctant to lend money to entities whose assets and potential revenue generation are difficult to value or to predict. As a result, we may not be able to obtain necessary levels of financing as a going concern.

Interest rates could adversely affect the Company making debt service and borrowing more difficult or financially unsustainable.
Market conditions could substantially affect interest rates and thereby affect the ability of the Company to borrow necessary funds or to enter into certain debt instruments. The ability of the Company to borrow necessary funds could adversely affect the ability of the Company to respond to certain market conditions or business opportunities.

Our business could grow too rapidly for us to effectively manage the growth.
Our ability to successfully implement our business plan requires an effective planning and growth-management process. If we are unable to manage our growth, we may not be able to implement our business plan, and our business may suffer as a result. We expect that we will have to expand our business to address potential growth in the number of customers, to expand our product and service offerings and to pursue other market opportunities. We expect that we will need to continue to improve our operational, financial and inventory systems, procedures and controls, and will need to expand, train and manage our workforce. We can give no guarantee that we will be successful in these efforts.

These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from [DESCRIBE PRODUCT OR SERVICE] transactions when (a) pervasive evidence that an agreement exists, (b) the product or service has been delivered, (c) the prices are fixed and determinable and not subject to refund or adjustment, and (d) collection of the amounts due are reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be creditworthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements
The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 75,000,000 shares of our common stock with par value of $0.001.

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.001.

5 – SUBSEQUENT EVENTS

The company raised $185,974.78 as a result through crowdfunding via StartEngine. We have received a significant order from a key B2B client valued at more than $500,000.

The Company has evaluated subsequent events that occurred after December 31, 2022 through March 31,2023. There have been no other events or transactions during this time that would have a material effect on the balance sheet.


SECURLINX CORPORATION
CEO CERTIFICATION
AS OF December 31, 2022


I, Barry Hodge, the Chief Executive Officer of Securlinx Corporation, hereby certify that the financial statements of Securlinx Corporation and notes thereto for the periods ending 2021 and 2022 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2022 the amounts reported on our tax returns were total income of $337,449; taxable income of $-268,538, and total tax of $0.00.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the March 13, 2023

_____ (Signature)

CEO

March 13, 2023

CERTIFICATION

I, //Barry L Hodge//, Principal Executive Officer of Securlinx Corporation, hereby certify that the financial statements of Securlinx Corporation included in this Report are true and complete in all material respects.

//Barry L Hodge//

CEO, Principal Executive Officer and Director, Principal Financial Officer and Principal Accounting Officer